March 31, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Sondra Snyder
Gus Rodriguez
Liz Packebusch
Laura Nicholson

Re:	Excelerate Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 16, 2022
File No. 333-262065

Ladies and Gentlemen:

On behalf of our client Excelerate Energy, Inc., a Delaware corporation (the ”Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated March 28, 2022, regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). The Staff’s comments are set forth below, followed by the corresponding responses from the Company. For ease of reference, the headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses are set forth in ordinary type beneath the Staff’s comments, which are set out in bold-type.

March 31, 2022

Amendment No. 2 to Registration Statement on Form S-1, filed March 16, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Gross Margin, page 90

1.
You disclose that the increase in gross margin for fiscal 2021 was due to LNG and natural gas sales in 2021. However, we note the overall increase in gross margin in 2021 was also impacted by a $5.8 decline in gross margin from the increase in vessel operating expenses and depreciation and amortization expenses exceeding the increase in related revenues from FSRU and terminal services. Revise your disclosure to provide a more robust discussion of the reasons for the change in gross margin.

Gross margin consists of our FSRU and terminal services revenues and gas sales revenues, less the cost of revenue and vessel operating expenses, direct cost of gas sales and depreciation and amortization expense. Cost and expenses related to both FSRU and terminal services and gas sales are included in our financial statement line item of “Cost of revenue and vessel operating expenses,” including indirect costs of the Company’s operations to carry out gas sales. In response to the Staff’s comment, the Company undertakes to revise its disclosures on pages 90 and 91 of Amendment No. 2 to add a more robust discussion of the drivers of the changes in gross margin and adjusted gross margin, which will address the gross margin effects of the changes in the Company’s FSRU and terminal services revenues and cost of revenue and vessel operating expenses. The Company notes that the $5.8 million decline in gross margin referenced in the Staff’s comment attributes the entire increase in cost of revenue and vessel operating expenses, as well as depreciation and amortization expense, to the Company’s FSRU and terminal services revenue line. As described above, however, the cost and expenses are attributable to revenues derived from FSRU and terminal services and gas sales. In addition to revising the disclosures described above, the Company undertakes to revise its disclosure on page 85 of Amendment No. 2 to clarify that expenses related to gas sales are also included in the “Cost of revenue and vessel operating expenses” financial statement line.

For ease of review, we have included below the proposed revisions to Amendment No. 2 marked in blue, double underlined text for additions and in red, strikethrough text for deletions.

Page 85:

Cost of revenue and vessel operating expenses

Cost of revenue and vessel operating expenses include the following major cost categories: vessel operating costs; personnel costs; repair and maintenance; and leasing costs. These operating costs are incurred for both our FSRU and terminal services revenues and Gas sales revenues.

March 31, 2022

Page 90:

Gross Margin

Gross Margin was $200.4 million for the year ended December 31, 2021, an increase of $24.2 million, or 14%, as compared to $176.2 million for the year ended December 31, 2020. Gross Margin was higher primarily due to $30.0 million of direct margin earned on LNG and natural gas sales related to new opportunities in our terminal operations in Bangladesh and Brazil during the year ended December 31, 2021, ~~as discussed above~~ and $11.4 million of additional revenues from seasonal regasification services provided in Argentina, which was partially offset by a $10.5 million increase in maintenance expenses in 2021 primarily due to repairs delayed due to Covid-19 in 2020, a $7.4 million increase in cost of revenue and vessel operating expenses related to the beginning of service at the Bahia Regasification Terminal, including the utilization of the Sequoia vessel in selling natural gas at the terminal, and $1.4 million in incremental vessel operating costs due to Covid-19 preventative measures.

Page 91:

Adjusted Gross Margin

Adjusted Gross Margin was $305.3 million for the year ended December 31, 2021, an increase of $24.9 million, or 9%, as compared to $280.4 million for the year ended December 31, 2020. Adjusted Gross Margin was higher primarily due to $30.0 million of direct margin earned on LNG and natural gas sales related to new opportunities in our terminal operations in Bangladesh and Brazil during the year ended December 31, 2021, ~~as discussed above~~ and $11.4 million of additional revenues from seasonal regasification services provided in Argentina, which was partially offset by a $10.5 million increase in maintenance expenses in 2021 primarily due to repairs delayed due to Covid-19 in 2020, a $7.4 million increase in cost of revenue and vessel operating expenses related to the beginning of service at the Bahia Regasification Terminal, including the utilization of the Sequoia vessel in selling natural gas at the terminal, and $1.4 million in incremental vessel operating costs due to Covid-19 preventative measures.

Financial Statements of Excelerate Energy Limited Partnership for Fiscal Year Ended December 31, 2021
Note 10. Long-term debt, page F-25

2.
Please revise to disclose how you accounted for the amendment of the Experience Vessel Financing agreement. Tell us in reasonable detail how your accounting for the amendment of the debt agreement and the amortization of the existing unamortized discount associated with the original debt complies with the guidance in ASC 470-50-40.

In accordance with ASC 470-50-40, the Company evaluated whether the December 2021 extension of the Experience Vessel Financing was in substance a modification of the existing debt or an extinguishment of the existing debt and the issuance of new debt. Because the extension amended the existing agreement with no change in lender and was not a troubled debt restructuring, the Company considered whether the debt instrument was substantially different due to the change in terms. The Company determined that the extension should be accounted for as a modification of the loan rather than an extinguishment because the difference in present value of cash flows was significantly less than 10%. Accordingly, the $2.1 million in remaining transaction costs under the original loan and additional $1.2 million in costs for the amendment will be amortized into interest expense over the amended term of the loan.

Because the remaining unamortized discount associated with the original debt instrument was immaterial, the Company determined that disclosure regarding the accounting analysis would not be material to investors. Accordingly, the Company does not believe additional disclosure is necessary.

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March 31, 2022

Should you have any questions regarding the responses set forth above, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

cc:	Steven Kobos, President and Chief Executive Officer of Excelerate Energy, Inc.
Alisa Newman Hood, Executive Vice President, General Counsel and Secretary of Excelerate Energy, Inc.
Hillary H. Holmes, Partner of Gibson, Dunn & Crutcher LLP
Michael Kaplan, Partner of Davis Polk & Wardwell LLP
Pedro Bermeo, Partner of Davis Polk & Wardwell LLP